EXHIBIT 8.1

LIST OF SUBSIDIARIES

No.	Company	Jurisdiction
1.	China Linong International Limited	BVI
2.	Land V. Group Limited	BVI
3.	Land V. Limited	Hong Kong
4.	Hong Kong Linong Limited	Hong Kong
5.	China Linong (Hong Kong) Limited	Hong Kong
6.	Linong (Fujian) Investment Holdings Limited	PRC
7.	Land V. Ltd (Fujian)	PRC
8.	Land V. Ltd (Zhangjiakou)	PRC
9.	Xiamen Land V. Group Co. Ltd	PRC
10.	Fuzhou Land V. Group Co. Ltd	PRC
11.	Land V. Agriculture Technology (Zhangzhou) Co. Ltd	PRC
12.	Land V. Agriculture Technology (Ningde) Co. Ltd	PRC
13.	Linong Agriculture Technology (Huizhou) Co. Ltd	PRC
14.	Linong Agriculture Technology (Shenzhen) Co. Ltd	PRC
15.	Liyuan Agriculture Technology (Quanzhou) Co. Ltd	PRC
16.	Putian Land V. Group Co. Ltd	PRC
17.	Liaoyang Liyuan Agricultural Products Co., Ltd	PRC
18.	Linong (Sanming) Limited	PRC
19.	Linong Agriculture Technology (Fuqing) Co. Ltd	PRC
20.	Linong Agriculture Technology (Xianyou) Co. Ltd	PRC